Exhibit 99.19

3 March 2014

STRICTLY PRIVATE & CONFIDENTIAL

Mr Miceal Ryan

Director General

Irish Takeover Panel (the “Panel” or “you”)

Lower Ground Floor

76 Merrion Square

Dublin 2

Dear Miceal

Proposed inducement fee in respect of Chiquita’s proposed acquisition of Fyffes

We write to set out the details of the proposed expenses re-imbursement agreement (“ERA”) to be entered into by Fyffes (the “Company”) and Chiquita (the “Offeror”) in relation to the potential, recommended share offer to be made by Chiquita to acquire the entire issued and to be issued share capital of Fyffes, through the formation of a new holding company incorporated in Ireland, by way of scheme of arrangement under section 201 of the Companies Act 1963 (the “Offer”). We are writing to you in our capacity as Rule 3 adviser to the Company.

This letter provides the explanations and confirmations required under Rule 21.2 (and the note thereto) of the Irish Takeover Rules (“Takeover Rules”) concerning inducement fees.

The terms of the proposed inducement fee (the “Company Inducement Fee”) are set out in the draft ERA. The Company is prepared to enter into the ERA subject to the Panel’s consent. The key terms of the ERA are highlighted in Arthur Cox’s letter to you, which is attached to this letter.

The Company Inducement Fee

The level of the Company Inducement Fee represents 1 per cent. of the total value attributed to the issued share capital of Fyffes (excluding, for the avoidance of doubt, any interest in such share capital of Fyffes held by Chiquita or any associate of Chiquita) as ascribed by the terms of the transaction as set out in the Rule 2.5 Announcement (calculated based on the closing price of a Fyffes share on the business day prior to the date of the occurrence of the Chiquita Payment Event (as defined in the ERA)). Lazard & Co., Limited believes that an inducement fee at this level would be unlikely to deter a potential competing offeror.

Other Potential Offerors

There are, at present, no other known bona fide potential offerors for the Company. Following any announcement required by Rule 2.4 or Rule 2.5 of the Takeover Rules, this may change and the Company and its advisers will ensure that the Panel is updated should any competing bona fide potential offerors emerge. In the absence of further information, at present the Company considers that the interests of its shareholders are best served by proceeding with the Offeror’s proposal.

Confirmation

We confirm that the ERA is to be entered into only after normal commercial negotiations and that there is no other agreement whether formal or informal relating to the proposed Company Inducement Fee. Further, we confirm that the level of the Company Inducement Fee is the lowest level at which the Offeror has stated that it is prepared to announce the transaction.

We confirm that

•	the Company Inducement Fee will be disclosed in the Rule 2.5 announcement and in the offer documentation;

•	we expect that full details of the ERA arrangement will be set out in the formal Scheme Offer Document, as applicable, published in connection with the Offer;

•	the ERA (containing the terms of the Inducement Fee will be placed on display in accordance with Rule 26; and

•	we will notify you if the Company Inducement Fee becomes payable.

Having discussed the matter at meetings of the directors regarding the proposals, the Directors of the Company have confirmed to us that they believe that entering into the ERA in relation to the Company Inducement Fee is in the best interests of the shareholders of the Company for the following reasons;

(a) the Offeror has indicated that entering into the ERA is a pre-condition to its announcement of the proposed Offer and the Board believes that Chiquita will not, in the circumstances, make an Offer for the Company unless the pre-condition regarding the ERA is accepted by Fyffes;

(b) the ERA fees only become payable in circumstances set out in the ERA, which are considered appropriate in the context of such an Offer;

(c) the potential ERA value is de minimis, compared with the Offer value;

(d) the contents of the ERA will be fully disclosed in the Offer documentation; and

(e) Chiquita will agree under the ERA to pay a reciprocal reimbursement fee to Fyffes in specified circumstances set out in clause 4 of the ERA.

On the basis of the above and having taken into account the commercial assessments of the Directors of the Company, Lazard & Co, Limited in its capacity as Rule 3 adviser to the Company believes that the Company entering into the ERA in relation to the Company Inducement Fee is in the best interests of the shareholders of the Company.

We would be grateful if you could confirm your acceptance of the proposed arrangement.

Yours faithfully

/s/ Nicholas Shott

Nicholas Shott

For and on behalf of
Lazard & Co., Limited